SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2018	Commission File Number: 001-15014

SUN LIFE FINANCIAL INC.

(the "Company")

(Translation of registrant's name into English)

1 York Street, 31st Floor, Toronto, Ontario, M5J 0B6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K  in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)

Date: February 14, 2018	By:	/s/ “Gavin Sinclair”
Gavin Sinclair
Vice President and Associate General Counsel

Exhibits	Description

99.1	Press Release dated February 14, 2018 - Sun Life Financial declares dividends on Common and Preferred Shares payable in Q1 2018